EXHIBIT 21.1
List of Subsidiaries

State of Incorporation/
Subsidiary	Formation	D/B/A
1. Centrus Corporation	Delaware

2. Integrail Inc.	Delaware

3. Inteq Corp.	Delaware

4. Inteq PBM, L.P.	Texas

5. Inteq TX Corp.	Texas

6. Interchange PMP, Inc.	Oklahoma

7. National Medical Health Card IPA, Inc.	New York	NMHCRX IPA

8. NMHC Funding, LLC	Delaware

9. NMHC Group Solutions Insurance, Inc.	Delaware

10. NMHCRX, Inc.	Delaware

11. NMHCRX Contracts, Inc	Delaware

12. NMHCRX Mail Order, Inc.	Delaware	NMHC Mail

13. PBM Technology, Inc.	Delaware

14. PCN DE Corp.	Delaware

15. Pharmaceutical Care Network	California	PCN

16. Pharmacy Associates, Inc.	Arkansas

17. Portland Professional Pharmacy	Maine	NMHC Ascend

18. Portland Professional Pharmacy Associates	Maine	NMHC Ascend

19. Specialty Pharmacy Care, Inc.	New York